SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of June 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.] Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes  ☐    No  ☒

1

Explanatory Note

Attached is:

1. Press Release, released publicly on June 8, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name: Robert C. Aldworth Title: Chief Financial Officer

Dated: June 8, 2004

2

EXHIBIT 1

Jacada to Host Teleconference and Webcast to Discuss Recent New Product Launch

ATLANTA – June 8, 2004 – Jacada Ltd. (NASDAQ: JCDA) will conduct a Webcast to discuss the Company’s recent launch of Jacada Fusion. During the conference call, Jacada’s executive management team will discuss the features and capabilities of the new solution set, go-to-market strategies, and the impact the new products are expected to have on Jacada going forward. During the conference call, Jacada Executives will review material, which can be viewed as part of the Webcast on the Company’s web site.

Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 9:00 a.m. Eastern Time on June 9, 2004. The call and material can be accessed live via the Internet at the Company’s Web site, www.jacada.com. To access the call, click on the “Investors” button on the “About Us” menu and then on the “Jacada Fusion Conference Call” icon. The Webcast player will open following completion of a brief registration process. The Web site will host an archive of the teleconference and Webcast for a minimum of 30 days.

About Jacada – Jacada Ltd. provides solutions for accelerating business improvement. A recognized leader in integration technology, Jacada has over 1200 customers worldwide, including 20 of the Fortune 100. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This news release may contain forward-looking statements that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ substantially from these statements. For a more complete disclosure of the risks and uncertainties that may affect actual results, please refer to the Company’s Form 20-F filed with the Securities and Exchange Commission. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

Jacada Ltd.

(770) 352-1300 ext. 382

aconrad@jacada.com

or

Philip Bourdillon

Silverman Heller Associates

(310) 208-2550

bourdillon@sha-ir.com

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